October 3, 2005

Mail Stop 4561

Michael Ashner
Chairman and Chief Executive Officer
Newkirk Realty Trust, Inc.
7 Bulfinch Place - Suite 500
Boston, MA 02114

Re:	Newkirk Realty Trust, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed September 16, 2005
      Registration No. 333-127278

Dear Mr. Ashner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your graphics submitted in response to our prior comment number 1. Please identify where in the prospectus you intend to place the graphics.

2. Please include within the body of the prospectus a brief description of the Indemnity Agreement set forth as Exhibit 10.22 to your registration statement.

Prospectus Summary

3. We have reviewed your disclosure in response to our prior comment number 9, but we are unable to locate new disclosure highlighting the fact that Michael Ashner may benefit from the advisor portion of the base management fee, Winthrop Financial`s portion of the base management fee, an increase in the fees paid to Winthrop Financial, the advisor portion of the incentive fee and First Union portion of the incentive fee. Stating that Mr. Ashner controls these various entities is not sufficient to highlight the possible benefit to him of the various fees. Please revise.

4. We note your response to our prior comment number 11. Please identify any other type of asset that represents more than 10% of Newkirk MLP`s assets.

5. We note your response to our prior comment number 11. Please advise us whether you considered presenting summary data regarding your portfolio as of the closing of this offering.

Structure and Formation of Our Company, page 7

6. We are currently reviewing your response to our prior comment number 20 and will contact you separately in connection with that review.

Conflicts of Interest, page 18

7. Please include a discussion here, and in the body of your prospectus, of the conflict related to the payment of $150,000,000 of the proceeds to retire indebtedness owed to KeyBank, an affiliate of one of your underwriters.

Risk Factors, page 24

8. We note your response to our prior comment number 42; however, we continue to believe that the compensation arrangements of members of senior management of the advisor with respect to their responsibilities to First Union and Winthrop Financial may be relevant to investors. For example, if a particular officer received a greater percentage of his or her compensation from First Union as compared to the advisor, this might impact his or her incentive to devote time to the advisor. Similarly, if the compensation arrangement with First Union were more dependent on incentive compensation as compared to the compensation arrangement with the advisor, this also might impact his or her incentive. Please revise or advise.

If the current tenant of our Toledo, Ohio property...page 29.

9. Please indicate the percentage of Newkirk MLP`s assets represented by the Toledo, Ohio office building.


Use of Proceeds, page 48

10. We have reviewed your response to our prior comment number 5; however we continue to believe it would be useful to investors to include disclosure of the interest rate and maturity of the indebtedness that you intend to repay with the $150 million in proceeds, rather than simply including a cross-reference to a lengthy description of the loan. Please revise.

Our Dividend and Distribution Policy, page 49

11. Please revise the reference in footnote 8 to "pro forma adjusted funds from operations."

Capitalization, page 52

12. Please revise your pro forma disclosure of cash and cash equivalents, as adjusted for this offering, to $163,400 rather than
$169,531.

Selected Consolidated Financial Information, page 54

13. We read your response to comment 61 and note your revised adjusted funds from continuing operations disclosure. Please revise your presentation or explain to us how your adjustment related to impairment charges complies with Item 10(e)(ii)(B) of Regulation S-K.
Refer also to Question 8 and 9 of SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, for each historical period where you present adjusted funds from continuing operations, please revise your disclosure in Note (3) to reconcile this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP and revise the narrative portion of Note (3) to exclude your reference to non-cash restricted stock issuances since you no longer include this as a reconciling item in the table. Please make all conforming revisions to the summary section on pages 24 and 25.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 57

Trends, page 57

14. We note your discussion of agreements intended to reduce interest rate exposure in the first full paragraph on page 58. Please expand your disclosure to identify the instruments to which the interest rate cap in subsection (iii) applies.


Liquidity and Capital Resources, page 58

15. Please tell us what consideration you gave to presenting the table of contractual obligations on a pro forma basis, reflecting application of the proceeds from this offering and the completion of the formation transactions.

Formation Transactions, page 84

16. Please revise the third bullet on page 86 to properly reflect the amount of shares issued to First Union.

The Management Company, page 105

17. We read your response to comment 88 and note that you reflect the allocation of income to Administrator LLC as minority interest expense. Please also explain to us and disclose how you allocate earnings to Administrator LLC including the excess, if any, of the guaranteed return which exceeds earnings otherwise allocable.

Contract Right Mortgage Notes, page 107

18. We note your response to our prior comment 93; however, it is still not clear how a contract right mortgage note is different than a traditional mortgage.

Mortgage Indebtedness of Property, page 126

19. We note your response to our prior comment number 107. Please revise your disclosure in the final carry-over paragraph at the bottom of page 133 to explain, as you have in your response to us, how the amount paid by MLP affiliates for a 53% in such second mortgage indebtedness ($1,012,486) relates to the amount that is now owed ($15,232,000).

Security Ownership of Certain Beneficial Owners and Management,
page
135

20. We have reviewed your response to our prior comment number
110.
Please confirm that neither Michael Ashner nor your advisor have the power to direct the disposition of the special voting preferred shares which you have not included within their ownership percentages.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P-1 to P-2

21. We read your response to comment 115 and reissue our prior comment in its entirety. Please revise your disclosure to also reflect your use of offering proceeds to purchase MLP units from other limited partners of Newkirk MLP discussed as part of your formation transactions on page 85.

Unaudited Pro Forma Balance Sheet as of June 30, 2005, pages P-3 to
P-4

Note (E), page P-4

22. We read your response to comments 76, 119 and 120. Please further explain to us how you followed the guidance in paragraph 3 of
EITF 02-5 in determining whether this transaction involves the transfer of assets between entities under common control. For instance, if your Advisor has agreed to cast their vote in proportion to the votes received from the limited partners in Newkirk MLP, it does not appear that any single individual or enterprise holds more than 50 percent of your voting ownership after the formation transactions. If contemporaneous written evidence of an agreement to vote a majority of the entities` shares in concert exists, please tell us which entities were party to this agreement and each period this agreement was in effect.

23. Please provide us with the separate ownership percentages and tell us why you have combined the ownership percentages for Apollo Real Estate Investment Fund III LP and each of the executives of NKT
Advisors both before and after your formation transactions.

24. Notwithstanding our comments above, please further explain to us why you are not accounting for the acquisition of the minority interests in Newkirk MLP who are participating in this transaction at fair value. Refer to paragraph 14 of SFAS 141.

25. Please explain to us why no amounts are allocated to the 67 percent minority interest holders` in Newkirk MLP. In your response, please cite the relevant accounting literature which supports your accounting. Refer to EITF 94-2.

26. If the transaction is not a reorganization of entities under common control, under the guidance of EITF 02-5, please tell us whether you consider this transaction to be a business combination under SFAS 141.

27. We understand from your response to comment 76 that you plan to issue special voting preferred stock which will entitle the existing limited partners in Newkirk MLP, indirectly through your Advisor, to vote on all matters for which the Company`s stockholders are entitled to vote. Please tell us how you considered these rights when assessing your control of Newkirk MLP under EITF 04-5.


Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
pages P-5 to P-10

28. In a separate note, please describe all material nonrecurring charges or credits and related tax effects not included in your pro forma statement of operations but will be included in net income within 12 months following this transaction and clearly indicate that these items were not included.

Note (E), page P-6 - P-10

29. We read your response to comment 123 and do not understand why you have not allocated any income to the 67 percent minority interest holders` in Newkirk MLP. Please advise us and revise your disclosure to explain how you allocate income to the minority interest holders` of Newkirk MLP. In your response, please cite the relevant accounting literature which supports your accounting.

30. We note from your response to comment 124. Please further explain to us why you consider all shares to be fully vested in light of the fact that 50 percent of the shares are contingent on future service requirements and are subject to forfeiture if those service requirements are not met. Refer to paragraph 395 of SFAS 123. In addition, please tell us why you do not plan to account for the forfeitable shares over the service period in accordance with paragraphs 26 - 33 of SFAS 123. Refer also to EITF D-90.

31. We note your reference to paragraph 44 of SFAS 123(R) in your response to comment 124. Please clarify whether you plan to early adopt SFAS 123(R) as permitted by paragraph 73 and what period this adoption will be in effect.  If you do plan to account for this award
under SFAS 123(R), please further explain how immediate expense recognition is consistent with the method prescribed in paragraphs 39
- 42 of SFAS 123(R) which also requires recognition over the service period.

The Newkirk Master Limited Partnership
Financial Statements and Notes

Consolidated Balance Sheets, page F-6

32. The charge to equity during 2003 was a credit in the amount of 12,109 rather than a debit as suggested in your schedule of changes in minority interest in response to comment 127. As such, please clarify for us the "other" component of the change in minority interest during 2002.

Consolidated Statements of Cash Flows, page F-10

33. We read your response to comment 128 and note that the error related to the incorrect classification of principal payments as interest payments. The Item 4.02 Form 8-K and September 30, 2004 Form 10-Q/A of Newkirk MLP filed on August 8, 2005 both suggest that payments of accrued contract right interest were reclassified from operating cash flows to financing cash flows. Please acknowledge this discrepancy and confirm to us whether any payments of accrued interest are included in financing cash flows for each of the periods included in this registration statement.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Josh Forgione at (202) 551-3431 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at
(202) 551-3412, or me at (202) 551-3852 with any other questions.


Sincerely,



Michael McTiernan
Special Counsel

cc:	Mark I. Fisher, Esq. (via facsimile)
	Elliot Press, Esq. (via facsimile)
	Katten Muchin Rosenman LLP
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Michael Ashner
Newkirk Realty Trust, Inc.
October 3, 2005
Page 8